EILENBERG & KRAUSE LLP

                               11 EAST 44TH STREET

                            NEW YORK, NEW YORK 10017

                                                       TELEPHONE: (212) 986-9700

                                                       FACSIMILE: (212) 986-2399

SHELDON KRAUSE                                            E-MAIL: SK@EZLAW.COM





                               September 30, 2005

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Washington, DC 20549

      Re:   Data Systems & Software Inc. ("DSSI")
            Form 10-K for Fiscal Year Ended December 31, 2004
            Form 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005 File No. 000-19771

Dear Ms. Collins:

      We are counsel to DSSI. Further to my conversations with the Staff, I wish to respectfully request that DSSI be given additional time to respond to the Staff's letter of September 8, 2005.

      Our response to date has been delayed primarily by DSSI's need to formally engage its outside auditors to assist with the response. This required a formal engagement letter and approval by the Chairman of the Audit Committee, all of which has been completed. Completion of the response requires further input from our auditors Kesselman & Kesselman (the Israelis member firm of PWC) and from PWC's National SEC practice, particularly with respect to Comment No. 1.

      DSSI's ability to complete the response will be significantly and negatively impacted by holiday observances in Israel in the next two weeks. DSSI's finance function is primarily based in the offices of its principal operating subsidiary which is based in Israel. Yacov Kaufman, who acts as Vice President and Chief Financial Officer of DSSI, is resident in Israel and makes regular trips to the United States in connection with his duties as CFO including the filing of periodic reports. DSSI's independent auditors are also based in Israel. Next week both the offices of DSSI's subsidiary and Kesselman will be closed from noon Monday, October 3rd through Thursday morning, October 6th in observance of Rosh Hashana, the Jewish New Year. Those offices will also be closed for two days the following week in observance of Yom Kippur on Wednesday, October 12th and Thursday, October 13th. Since Friday is not a business day in Israel, those offices will in fact not reopen until Sunday, October 15th. I note that I, too, observe the same religious holidays and will not be working on those days.

      The relatively few number of workdays over the two weeks makes it impossible for DSSI and its advisers to complete its response before Monday October 16th.

      Once again I apologize for the delay in our response to date and respectfully ask that we be given until October 16, 2005 as requested to complete and submit our response.

      Thank you very much for your consideration of our request.


                                Very truly yours,

                                /s/Sheldon Krause
                                Sheldon Krause


SK/sls